Exhibit 99.6

James Hardie Industries plc (Company)

Directors’ Report

for the half year ended 30 September 2016

Directors

As of the date of this report the members of the Board are: MN Hammes (Chairman), and BP Anderson, R Chenu, A Gisle Joosen, D Harrison, A Littley, RMJ van der Meer, J Osborne, and L Gries (CEO).

There has been one change to the composition of the Board between 1 April 2016 and the date of this report. DG McGauchie AO retired as Deputy Chairman and independent non-executive director on 11 August 2016.

Review of Operations

Please see Management’s Analysis of Results relating to the period ended 30 September 2016.

Auditor’s Independence

The Directors obtained an annual independence declaration from the Company’s auditors, Ernst & Young LLP.

This report is made in accordance with a resolution of the Board.

/s/ Mike Hammes	/s/ L Gries

MN Hammes	L Gries
Chairman	Chief Executive Officer

Dublin, Ireland, 17 November 2016

James Hardie Industries plc

Board of Directors’ Declaration

for the half year ended 30 September 2016

The Board declares that with regard to the attached financial statements and notes:

a)	the financial statements and notes comply with the accounting standards in accordance with which they were prepared;

b)	the information contained in the financial statements and notes fairly presents, in all material respects, the financial condition and results of operations of the Company; and

c)	in the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board.

/s/ Mike Hammes	/s/ L Gries

MN Hammes	L Gries
Chairman	Chief Executive Officer

Dublin, Ireland, 17 November 2016